

Mail Stop 4720

January 23, 2017

Via E-mail
Catherine Berman
President, Chief Executive Officer, Co-Founder, Director
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

> **Re: CNote Group, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 20, 2017**
> **CIK No. 0001683145**

Dear Ms. Berman:

Our preliminary review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. For example, your offering statement does not contain the required audited financial statements, including an auditor's report, a statement of cash flows, or a statement of changes in stockholders' equity. Refer to Part F/S of Form 1-A, and specifically paragraph (c) regarding Financial Statement Requirements for Tier 2 Offerings. We will not perform a detailed examination of the offering statement and we will not issue comments.

You may submit a substantive amendment to your draft offering statement to correct the deficiencies.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Yuliya Tarasava
Brian S. Korn, Esq.